02040599

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2002

El Nino Ventures Inc.
(Translation of registrant's name into English)

P.E.
5-31-02

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X__ Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__ No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule. 0-31108

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

El Nino Ventures Inc.
(Registrant)

Date: June 10, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

EL NINO VENTURES INC.

2303 West 41st Avenue
Vancouver, B.C. V6M 2A3
Telephone: (604) 685-1870 Facsimile: (604) 685-6550
TSX Trade Symbol: ELN

NEWS RELEASE **May 29, 2002**

PRIVATE PLACEMENT

El Nino Ventures Inc. wishes to announce that it has arranged for up to a 1 million unit private placement at a price of $0.15 per unit for gross proceeds of $150,000. Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant (the "Warrant"), each Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Shares") of the Company for a period of two years at a price of $0.20 per Warrant Share. The Company has yet to determine whether all or a portion of the common shares to be issued will have flow-through privileges attached to them. The proceeds of the private placement will be used for acquisition, exploration and development of the Company's gold projects and for general working capital. The foregoing is subject to regulatory approval.

On behalf of the board of directors

Harry Barr, Director

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
EL NINO VENTURES INC.	02/01/31	02/05/10

ISSUER'S ADDRESS

2303 WEST 41ST. AVENUE

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER,	B.C.	V6M 2A3	604-688-2582	604-685-1870

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
HARRY BARR	DIRECTOR	604-685-1870

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"HARRY BARR"	HARRY BARR	02/05/10

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"JAMES G.G. WATT"	JAMES G.G. WATT	02/05/10

(Electronic signatures should be entered in "quotations".)

SmytheRatcliffe
CHARTERED ACCOUNTANTS

EL NINO VENTURES INC.
(An Exploration Stage Company)

Financial Statements
January 31, 2002 and 2001
(Canadian Dollars)

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675

telephone: 604.687.1231

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF EL NINO VENTURES INC.
(An Exploration Stage Company)

We have audited the balance sheets of El Nino Ventures Inc. (an Exploration Stage Company) as at January 31, 2002 and 2001 and the statements of operations, stockholders' equity and cash flows for each of the three years ended January 31, 2002 and the cumulative totals for the exploration stage operations from February 19, 1988 (inception) through January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of El Nino Ventures Inc. (an Exploration Stage Company) from February 19, 1988 (inception) through January 31, 1994 were audited by other auditors who expressed unqualified opinions in their reports. Our opinion, insofar as it relates to the cumulative totals for exploration stage operations from February 19, 1988 (inception) through January 31, 1994, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and 2001 and the results of its operations and cash flows for each of the three years ended January 31, 2002 in accordance with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 9 to the financial statements.

"Smythe Ratcliffe"

Chartered Accountants

Vancouver, Canada
March 14, 2002

EL NINO VENTURES INC.
(An Exploration Stage Company)
Balance Sheet (note 1)
January 31
(Canadian Dollars)

	2002	2001
Assets		
Current		
Cash	$67,974	$73,402
Accounts receivable	2,733	1,161
Total Current Assets	70,707	74,563
Equipment, net (note 3)	776	1,108
Total Assets	$71,483	$75,671
Liabilities		
Current		
Accounts payable (note 6(b))	$33,097	$49,105
Commitments (note 8)		
Stockholders' Equity (notes 2 and 5)		
Common Stock, no par value 100,000,000 Shares authorized 3,071,546 (2001 - 2,653,956) issued and outstanding	2,827,593	2,748,454
Deficit Accumulated During the Exploration Stage	(2,789,207)	(2,721,888)
Total Stockholders' Equity	38,386	26,566
Total Liabilities and Stockholder's Equity	$71,483	$75,671

Approved on behalf of the Board:

"Harry Barr"
____________________ Director

"James G.G. Watt"
____________________ Director

See notes to financial statements.

EL NINO VENTURES INC.

(An Exploration Stage Company)
Statement of Operations
For the Period from February 19, 1988 (Inception) to January 31, 2002
(Canadian Dollars)

	2002	2001	2000	Cumulative From February 19, 1988 (Inception) Through January 31, 2002
Expenses				
Management fees	$30,000	$30,000	$30,000	$265,054
Office and miscellaneous	16,895	13,074	5,104	320,241
Professional fees	11,254	12,016	19,761	415,450
Stock exchange and transfer agent fees	5,658	9,989	16,511	109,701
Consulting	4,376	12,928	11,878	365,158
Exploration expenditures	382	61,687	0	858,305
Telephone	118	433	1,070	25,064
Travel, promotion, investor relations and trade shows	0	1,369	1,227	211,050
Uncollectible loans receivable	0	0	0	288,037
Litigation costs	0	0	0	10,287
Interest and bank charges, net	(1,696)	(4,923)	(959)	(40,831)
Depreciation	332	476	280	7,633
Net (Loss) Before Extraordinary Item	(67,319)	(137,049)	(84,872)	(2,835,149)
Extraordinary Item				
Forgiveness of debt	0	0	0	45,942
Net (Loss)	$(67,319)	$(137,049)	$(84,872)	$(2,789,207)
(Loss) Per Share (note 5(b))	$ (0.03)	$ (0.05)	$ (0.07)	
Weighted Average Number of Shares Outstanding	2,679,416	2,664,611	1,227,944	

See notes to financial statements.

EL NINO VENTURES INC.

(An Exploration Stage Company)
Statement of Stockholders' Equity
For the Period from February 19, 1988 (Inception) to January 31, 2002
(Canadian Dollars)

	Common Stock (note 5(b)) Number of Shares	Amount	Share Subscriptions Received	Deficit	Total Stockholders' Equity
Balance, February 19, 1988 (inception)	0	$0	$0	$0	$0
Issue of shares					
For cash			0		
Private placement	8	100	0	0	100
Share subscriptions received, cash					
net of issue costs	0	0	39,160	0	39,160
Net loss	0	0	0	(32,113)	(32,113)
Balance. Januarv 31. 1989	8	100	39.160	(32.113)	7.147
Issue of shares			0		
For cash					
Private placement,					
net of issue costs	105,250	110,064	0	0	110,064
For subscriptions previously received	15,583	39,160	(39,160)	0	0
Net loss	0	0	0	(81,172)	(81,172)
Balance. Januarv 31. 1990	120.841	149.324	0	(113.285)	36.039
Issue of shares					
For cash	58,333	202,851	0	0	202,851
For property	8,333	8,000	0	0	8,000
Net loss	0	0	0	(239,911)	(239,911)
Balance. Januarv 31. 1991	187.507	360.175	0	(353.196)	6.979
Issue of shares					
For cash	6,667	12,000	0	0	12,000
Net loss	0	0	0	(57,761)	(57,761)
Balance. Januarv 31. 1992	194.174	372.175	0	(410.957)	(38.782)
Issue of shares					
For debt settlement	19.234	35.871	0	0	35.871
Share subscriptions received, cash	0	0	30,000	0	30,000
Net loss	0	0	0	(58,393)	(58,393)
Balance. Januarv 31. 1993	213.408	408.046	30.000	(469.350)	(31.304)
Share subscriptions received, cash					
net of issue costs	0	0	284.600	0	284.600
Net loss	0	0	0	(87,237)	(87,237)
Balance. Januarv 31. 1994	213.408	408.046	314.600	(556.587)	166.059
Issue of shares					
For cash and subscriptions					
previouslv received	83.333	224.086	(152.298)	0	71.788
For finder's fees	5.270	10.750	0	0	10.750
For cash subscriptions previouslv					
received	88.777	238.805	(162.302)	0	76.503
Share issue costs	0	0	0	(10.750)	(10.750)
Net loss	0	0	0	(348,385)	(348,385)
Balance. Januarv 31. 1995	390.788	881.687	0	(915.722)	(34.035)
Issue of shares					
Exercise of warrants	54,430	111,037	0	0	111,037
For propertv	29.167	70.000	0	0	70.000
For debt settlement	73.746	132.741	0	0	132.741
Share subscriptions received. cash	0	0	95.500	0	95.500
Net loss	0	0	0	(224,701)	(224,701)
Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542

See notes to financial statements.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity

For the Period from February 19, 1988 (Inception) to January 31, 2002

(Canadian Dollars)

	Common Stock (note 5(b))				
	Number of Shares	Amount	Share Subscriptions Received	Deficit	Total Stockholders' Equity
Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542
Issue of shares					
For cash					
Private placement	165,833	418,500	(95,500)	0	323,000
Exercise of options	36,917	141,760	0	0	141,760
Exercise of warrants	26,403	53,863	0	0	53,863
For finders' fee	18,000	54,000	0	0	54,000
For resource property	4,167	13,500	0	0	13,500
Net loss	0	0	0	(801,029)	(801,029)
Balance, January 31, 1997	799,451	1,877,088	0	(1,941,452)	(64,364)
Issue of shares					
For cash					
Private placement	41,667	100,000	0	0	100,000
Exercise of options	2,083	8,000	0	0	8,000
For settlement of debt	196,206	353,170	0	0	353,170
Net loss	0	0	0	(483,928)	(483,928)
Balance, January 31, 1998	1,039,407	2,338,258	0	(2,425,380)	(87,122)
Cancellation of subscription receivable	(16,889)	(40,534)	0	0	(40,534)
Net loss	0	0	0	(74,587)	(74,587)
Balance, January 31, 1999	1,022,518	2,297,724	0	(2,499,967)	(202,243)
Issue of shares					
For cash					
Private placement	1,546,138	324,689	0	0	324,689
For settlement of debt	47,800	86,041	0	0	86,041
Net loss	0	0	0	(84,872)	(84,872)
Balance, January 31, 2000	2,616,456	2,708,454	0	(2,584,839)	123,615
Issue of shares					
For resource property (note 4)	100,000	40,000	0	0	40,000
Cancellation of escrow shares	(62,500)	0	0	0	0
Net loss	0	0	0	(137,049)	(137,049)
Balance, January 31, 2001	2,653,956	2,748,454	0	(2,721,888)	26,566
Issue of shares					
For cash					
Exercise of warrants	417,590	79,139	0	0	79,139
Net loss	0	0	0	(67,319)	(67,319)
Balance, January 31, 2002	3,071,546	$2,827,593	$0	$(2,789,207)	$38,386

EL NINO VENTURES INC.

(An Exploration Stage Company)
Statement of Cash Flows
For the Period from February 19, 1988 (Inception) to January 31, 2002
Canadian Dollars)

	2002	2001	2000	Cumulative From February 19, 1988 (Inception) Through January 31, 2002
Operating Activities				
Net loss	$(67,319)	$(137,049)	$(84,872)	$(2,789,207)
Items not involving cash				
Exploration expenditures				
paid with shares	0	40,000	0	131,500
Loan receivable written off	0	0	0	276,255
Property and equipment written off	0	0	0	1,674
Depreciation	332	476	280	7,633
Finders' fees	0	0	0	64,750
Operating Cash Flow	(66,987)	(96,573)	(84,592)	(2,307,395)
Changes in Non-Cash Working Capital				
Accounts receivable	(1,572)	1,226	(2,387)	9,049
Subscriptions receivable	0	0	0	(40,533)
Prepaid expenses	0	0	0	(11,782)
Accounts payable	(16,008)	12,312	(79,409)	605,049
	(17,580)	13,538	(81,796)	561,783
Cash Used in Operating Activities	(84,567)	(83,035)	(166,388)	(1,745,612)
Investing Activities				
Proceeds on sale of property and equipment	0	0	0	9,342
Purchase of property and equipment	0	0	(1,864)	(19,425)
Cash Provided by (Used in) Investing	0	0	(1,864)	(10,083)
Financing Activities				
Issuance of shares for cash	79,139	0	324,689	1,600,560
Share issue costs	0	0	0	(33,276)
Subscriptions received	0	0	0	532,641
Loan advances (repayments)	0	0	0	(276,256)
Cash Provided by Financing Activities	79,139	0	324,689	1,823,669
Inflow (Outflow) of Cash	(5,428)	(83,035)	156,437	67,974
Cash, Beginning of Year	73,402	156,437	0	0
Cash, End of Year	$67,974	$73,402	$156,437	$67,974
Supplemental Cash Flow Information				
Non-cash investing activity				
Shares issued for resource property	$0	$40,000	$0	$118,000

1. INCORPORATION, OPERATIONS AND GOING CONCERN

El Nino Ventures Inc. ("the Company") was incorporated on February 19, 1988 in British Columbia. The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

These financial statements have been pr epared in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance on - going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. Management intends to raise additional capital through share issuances to finance operations.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies. These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing o n a timely basis and to achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might by necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Exploration expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves, further exploration expenditures will then be capitalized.

(b) Depreciation

Depreciation of computers is calculated on a declining balance basis at an annual rate of 30%.

(c) Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented as the outstanding stock options and warrants are anti -dilutive.

(d) Revenue recognition

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

(e) Stock based compensation
Compensation expense is recorded when options are granted to employees at discounts to market.

(Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Financial instruments

The Company's financial instruments cons ist of cash, accounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

(g) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report ed amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimat es and would impact future results of operations and cash flows.

3. EQUIPMENT

	2002		
	Cost	Accumulated Depreciation	Net
Computers	$1,863	$1,087	$776

	2001		
	Cost	Accumulated Depreciation	Net
Computers	$1,863	$755	$1,108

4. EXPLORATION EXPENDITURES

	2002		
	Acquisition Costs	Exploration Expenditures	Net
Sassy Gold Project, Pogo Area, Alaska	$55,113	$6,956	$62,069

	2001		
	Acquisition Costs	Exploration Expenditures	Net
Sassy Gold Project, Pogo Area, Alaska	$55,113	$6,574	$61,687

(Canadian Dollars)

4. EXPLORATION EXPENDITURES (Continued)

During the year ended January 31, 2001, the Company acquir ed 66 State of Alaska Mining claims on the Sassy Gold property in Interior Alaska's Tintina Gold Belt. Under the terms of the lease purchase option agreement with Anglo Alaska Gold Corp. ("Anglo"), the Company must expend the following work commitments on the property:

Calendar year 2000	- US $10,000 (waived)
Calendar year 2001	- US $25,000 (waived)
Calendar year 2002	- US $45,000
Calendar year 2003 and each succeeding year during the agreement	- US $50,000

The Company is obligated to issue to An glo 100,000 common shares of the Company upon execution of the agreement (done) and a further 100,000 common shares upon completion of the First Work program with recommendation for future work.

The Company will pay a production royalty equal to 3% of the Net Smelter Returns ("NSR") to Anglo of not less than the following minimum royalties:

Agreement date	- US $5,000 (paid)
November 1, 2000	- US $5,000 (paid)
March 1, 2001 *	- US $5,000 (waived)
November 1, 2001 *	- US $5,000 (amended to March 1, 2002 and reduced to US $2,500)
March 1, 2002 *	- US $10,000 (amended to November 1, 2002)
November 1, 2002 *	- US $10,000 (amended to March 1, 2003)
March 1, 2003 and each succeeding March 1 during the agreement	- US $20,000
November 1, 2003 and ea ch succeeding November 1 during the agreement	- US $20,000

* Should the property be optioned to a third party then the original payment shall apply.

The Company also has the option to purchase one -third of the total NSR (or 1% NSR) from Anglo for US $1,000,000 subject to further Canadian Venture Exchange ("CDNX") review and acceptance.

5. STOCKHOLDERS' EQUITY

(a) Authorized

100,000,000 Common voting shares without par value (no additional paid -in capital).

(b) Effective May 19, 1999 the common stock of the Company was consolidated on a 12 for 1 basis. After consolidation the authorized number of shares was increased from 1,666,666 (post-consolidation) to 100,000,000. Prior years' number of share amounts have been restated to reflect this cons olidation.

(Canadian Dollars)

5. STOCKHOLDERS' EQUITY (Continued)

(c) Shares issued for finder's fees were negotiated at the time the financing wa s arranged and was approved by the CDNX. Shares issued for debt settlements were negotiated and were approved by the CDNX. Shares issued for property acquisitions were negotiated and were approved by the CDNX.

(d) 62,500 common shares issued in a prior year were held in escrow subject to the direction and determination of the Canadian Venture Exchange. The escrow expired during the year ended January 31, 2000 and the shares were cancelled.

(e) At January 31 the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Shares	
		2002	**2001**
March 17, 2005	$ 0.55	250,000	250,000

(f) The Company has granted founders, directors and certain employees stock options. Stock option activity is summarized as follows:

	Number of Shares	Exercise Price *
Balance outstanding, January 31, 1998 and 1999	80,111	$ 2.61
2000 - Expired	(55,133)	1.92
2000 - Cancelled	(24,978)	3.84
Balance outstanding, January 31, 2000	0	0.00
2001 - Granted	260,000	0.55
2001 - Cancelled	(10,000)	0.55
Balance outstanding, January 31, 2001 and 2002	250,000	$ 0.55

* Weighted average exercise price

(g) At January 31, the following non -transferable share purchase warrants were outstanding:

Expiry Date	Exercise Price	Number of Shares	
		2002	**2001**
January 12, 2002	$ 0.15 Year 2	0	1,546,138

During the year ended January 31, 2002, the Company amended the exercise price of certain share purchase warrants from $0.25 to $0.15.

(h) During the year ended January 31, 2001, the Company issued 100, 000 common shares at $0.40 per share as part of the consideration for the Pogo Area property (note 4).

(Canadian Dollars)

6. RELATED PARTY TRANSACTIONS

(a) During the year ended January 31, 2002, the Company was charged $30,000 (2001 - $30,000; 2000 - $30,000) for management fees to companies with common directors.

(b) During the year ended January 31, 2002, the Company paid $4,376 for consulting fees to a company controlled by an officer and director.

(c) Accounts payable includes $20,500 (2001 - $35,175; 2000 - $5,175) due to companies with common directors.

(d) During the year ended January 31, 2002, the Company paid basic rent of $10,296 (2001 - $6,006) to a company controlled by a director.

7. INCOME TAX LOSSES

The components of the future income tax assets using applicable tax rates are as follows:

Future income tax assets	
Non-capital loss carry-forwards	$496,400
Capital loss carry-forwards	74,800
Unused cumulative Canadian exploration	244,000
Unused cumulative foreign exploration	24,800
	840,000
Less: Valuation allowance	(840,000)
Net future income tax assets	$0

The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

The exploration expenses can be carried forward indefinitely to reduce taxable income of future years. The capital losses may be carried forward indefinitely to apply against capital gains of future years. The non-capital losses expire commencing in 2002 through 2008 as follows:

2003	$220,000
2004	385,000
2005	294,000
2006	94,000
2007	95,000
2008	86,000
2009	67,000
	$1,241,000

(Canadian Dollars)

8. COMMITMENTS

By agreement dated July 1, 2000 and amended November 8, 2000, the Company entered into a 5 year lease for premises with a company controlled by a director. Minimum ba sic rent commitments are approximately as follows:

2003	$10,000
2004	10,000
2005	4,000
	$24,000

In addition, the Company is also responsible for its proportionate share of property taxes and operating costs.

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP)

(a) Compensation expense

Had the Company elected to follow APB 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock opti ons the effect would have been negligible. The exercise prices of all the stock options were at or above the market price of the underlying stock on the date of grant, therefore, no compensation expense was recorded under the intrinsic value method. Had compensation expense been determined on the basis of the estimated fair values of the options granted in accordance with SFAS No. 123, "Accounting for Stock -Based Compensation", net loss under this method would have been increased by $84,000 in 2001 (2000 and 1999 - $Nil) or $0.02 per share.

The fair value of common share options granted in 2001 is $84,000. The fair value of common share options granted is estimated as at the grant date using the Black -Scholes option pricing model, using the following ave rage assumptions:

Dividend yield	0%
Risk-free interest rate	6%
Expected life	5 Years
Expected volatility	95%

(b) Cumulative financial data

Cumulative financial data from inception to January 31, 2001 has been reported using Canadian generally accepted accounting principles which do not differ materially from amounts determined under U.S. GAAP.

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(c) Recent accounting pronouncements

(i) In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The Company believes the adoption of SAB 101 wil l not have a material impact on the Company's financial position and results of operations.

(ii) In March 2000 the Financial Accounting Standards Board issued "Interpretation #44, Accounting for Certain Transactions Involving Stock Compensation". Among o ther issues, this interpretation clarifies:

(a) The definition of employee for purposes of applying APB Opinion No. 25.
(b) The criteria for determining whether a plan qualifies as a noncompensatory plan.
(c) The accounting consequence of various modifica tions of the terms of a previously fixed stock option award, and
(d) The accounting for an exchange of stock compensation awards in a business combination.

In relation to (c) the interpretation states, "if the exercise price of a fixed stock option award is reduced, the award shall be accounted for as a variable from the date of the modification to the date the award is exercised, if forfeited, or expired unexercised, the exercise price of an option award has been reduced if the fair value of the considera tion required to be remitted pursuant to the award's original terms."

The Company believes that this interpretation will not have a material impact on the Company's compensation expense.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
EL NINO VENTURES INC.	02/01/31	02/05/10

ISSUER'S ADDRESS

2303 WEST 41ST. AVENUE

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER,	B.C.	V6M 2A3	604-688-2582	604-685-1870

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
HARRY BARR	DIRECTOR	604-685-1870

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"HARRY BARR"	HARRY BARR	02/05/10

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"JAMES G.G. WATT"	JAMES G.G. WATT	02/05/10

(Electronic signatures should be entered in "quotations".)

PRESIDENT'S MESSAGE

El Nino Ventures Inc. is well positioned to take advantage of the rally in the gold market and continues to maintain it's interest in the Sassy Gold Project in the Pogo Mining District of Alaska. A number of other precious metals projects have also been evaluated, so far without any additional properties being acquired. This is an ongoing process and currently management and the company's consultants have properties in Canada, Alaska and internationally in the valuation process. We hope to be in a position to move to a more definitive stage with one or more projects in the near future.

We thank our shareholders for their continued support.

Summary of Results of the Operation

The year ending January 31, 2002 resulted in a net loss of $67,319 which compares with a loss of $137,049 for the same period in 2001. General and administrative expenses for the period ending January 31, 2002 were $66,937 , a decrease of $8,425 over the same period in 2001. During the year, $382 was spent on exploration expenditures compared to $61,687 the year before.

Working capital at January 31, 2002 was $37,610 compared to working capital of $25,458 in January 2001.

On behalf of the Board of Directors

"James G.G. Watt"

James G.G. Watt, President

El NINO VENTURES INC.
JANUARY 31, 2002
(IN CANADIAN DOLLARS)
SCHEDULE B

Section 1:

Related Transaction - Current Fiscal Year-To-Date:

See financial statements for details.

Section 2:

A. Securities Issued During Quarter Ended January 31, 2002.

165,000	$0.25	Jan. 8, 2002
252,590	$0.15	Jan. 10, 2002

B. Options Granted During Quarter Ended January 31, 2002.

NIL

Section 3:

A. Authorized And Issued Share Capital As At January 31, 2002.

Authorized share capital 100,000,000 common shares without par value. A total of 3,071,546 shares have been issued for a total of $2,827,593.

B. Outstanding Options As At January 31, 2002.

March 17, 2005	250,000	$0.55

Outstanding Warrants As At January 31, 2002.

NIL

C. Share In Escrow Or Subject To Pooling As At January 31, 2002.

Common Shares in Escrow – NIL

Common Shares Subject To Pooling - NIL

D. List Of Directors and Officers As At January 31, 2002.

Harry Barr, James G.G. Watt, Werner Grieder, and Taryn Downing

EL NINO VENTURES INC.

2002 ANNUAL GENERAL MEETING

2002 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Financial Statements

Supplemental Mailing List Return Card

The 2002 Annual General Meeting of the shareholders of El Nino Ventures Inc. is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Thursday, June 13, 2002, at 10:00 a.m.

El Nino Ventures Inc.
2303 West 41st Avenue
Vancouver, British Columbia, V6M 2A3
Telephone: (604) 685-1870 and Facsimile: (604) 685-8045

EL NINO VENTURES INC.

2303 West 41st Avenue
Vancouver, British Columbia, V6M 2A3

NOTICE OF ANNUAL GENERAL MEETING

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF EL NINO VENTURES INC. TO BE HELD ON JUNE 13, 2002

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "*Meeting*") of the shareholders of El Nino Ventures Inc. (the "*Company*") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Thursday, June 13, 2002, at 10:00 a.m., for the following purposes (the "*Notice of Meeting*"):

1. Report of the Directors to the Company. To receive and consider the report of the Directors of the Company to the shareholders of the Company.

2. Financial Statements of the Company. To receive and consider the audited financial statements of the Company for the year ended January 31, 2002, together with the report of the auditors of the Company on the January 31, 2002 audited financial statements of the Company.

3. Approval of the Acts of the Directors of the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that the actions, deeds and conduct of the Directors of the Company on behalf of the Company since the date of the last annual general meeting of the Company are hereby ratified and confirmed.".

4. Approval of the Appointment of Auditors for the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that Smythe Ratcliffe, Chartered Accountants, are hereby appointed auditors of the Company until the next annual general meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the auditors' remuneration.".

5. Approval of the Election of Directors for the Company. To elect Directors for the Company for the ensuing year and authorize the appointment of additional directors.

6. Approval of the Granting, Exercise and Amending of Stock Options by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, and by way of disinterested shareholder approval, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the Company approve the granting of incentive stock options (which options may have special rights attached to them) to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Stock Option Approvals*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals by the Company at any time without the further approval of the shareholders of the Company.".

7. Approval of proposed Stock Option Plan for the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, and by way of disinterested shareholder approval, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Company adopt a proposed stock option plan (the "*Stock Option Plan*") for the Company (a) to fix the maximum number of common shares for which options may be granted under the Stock Option Plan at a maximum of up to 614,309 - 20% of issued common shares of the Company's share capital, (b) to specify that the options issued pursuant to the Stock Option Plan are non-transferable and (c) to specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the Company; all on the basis as set forth under the section of the Information Circular captioned "Approval of proposed Stock Option Plan for the Company" which accompanies this Notice of Meeting; a copy of which proposed Stock Option Plan being available for inspection by the shareholders of the Company at the Meeting; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Plan by the Company at any time without the further approval of the shareholders of the Company.".

8. Approval of proposed Future Financings by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"); that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing by the Company at any time without the further approval of the shareholders of the Company.".

9. Approval of proposed Performance Share Issuance by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby ratify and approve the issuance by the Company of up to an aggregate of 7,000,000 performance escrowed common shares of the Company (collectively, the "*Escrow Shares*"), in such amount or amounts, to such individuals or entities and subject to such Escrow Share release criteria as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Performance Share Issuance*"); that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Performance Share Issuance transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Performance Share Issuance by the Company at any time without the further approval of the shareholders of the Company.".

10. Approval of proposed Affiliated Investments by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby ratify and approve the proposed investment by the Company in certain affiliated and reporting companies to the Company; that being in each of, potentially, CanAlaska Ventures Ltd., Pacific North West Capital Corp. and/or International Freegold Mineral Development Inc. (collectively, the "*Companies*"), in such amount or amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Affiliated Investments*"); and that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Affiliated Investment by the Company at any time without the further approval of the shareholders of the Company.".

11. Approval of Discretion to complete the proposed Stock Option Approvals, Stock Option Plan, Financing, Performance Share Issuance and Affiliated Investments by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Directors of the Company, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals, Stock Option Plan, Financing, Performance Share Issuance and Affiliated Investments by the Company at any time without the further approval of the shareholders of the Company.".

12. Other Business. To transact any other business which may properly come before the Meeting.

Information relating to the matters to be brought before the Meeting is set forth in the Information Circular which accompanies this Notice of Meeting and which is supplemental to and expressly made a part of this Notice of Meeting.

It is important that your common shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, on this 3rd day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF
EL NINO VENTURES INC.
Per:

"James Watt"

James Watt
President, CEO and a Director

EL NINO VENTURES INC.
(the "Company")

INFORMATION CIRCULAR

This Information Circular contains information as at May 3, 2002 the Record Date.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This information circular ("*Information Circular*") is provided in connection with the solicitation of proxies by the management of El Nino Ventures Inc. (the "*Company*") for use at the annual general meeting (the "*Meeting*") of the members (shareholders) of the Company to be held at the time and place and for the purposes set forth in the accompanying notice of meeting ("*Notice of Meeting*"), and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying proxy are directors or senior officers of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Information Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, VANCOUVER, B.C. 510 BURRARD STREET, VANCOUVER, B.C. V6C 3B9, AT LEAST 48 HOURS, (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, Vancouver, British Columbia, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote 3,071,546 shares of the Company are presently issued and outstanding.

Only those common shareholders of record on May 3, 2002 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10%

of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances, except for the following:

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co. 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5	1,566,548	51 %
Werner Grieder Torre Banco Aliad Suite 10c Calle Ricardo Arias, Panama	401,143	13 %
Harry Barr 2303 West 41st Avenue Vancouver, BC	675,299	22 %

STATEMENT OF EXECUTIVE COMPENSATION

The Company has one executive officer being:

- James Watt, President, CEO, and Director

His aggregate cash compensation during the fiscal year ended January 31, 2002 was $15,000.

Form 41 of the Securities Act (British Columbia) and Form 40 of the Securities Act (Ontario) define:

Named Executive Officer to mean the Chief Executive Officer (regardless of the amount of compensation of that individual) and each of the Company's four most highly compensated executive officers whose salary and bonus is $100,000 or more;

Stock Appreciation Rights or SARs to mean a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities;

Long-term Incentive Plan or LTIP to mean any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price of the issuer's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

For purposes of this section, "executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vicepresident in charge of a principal business unit such as sales, finance or production, or any officer of the Company or of a subsidiary thereof or any other person who performed a policy-making function with the Company. If none of the persons described above is compensated by the Company in excess of $100,000 per year, then the following information need only be provided for the Chief Executive Officer.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation[1] ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
James Watt	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	15,000 15,000 15,000	Nil 130,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

[1]Consulting Fee

Long Term Incentive Plan

The Company does not have a long-term incentive plan for its named Executive Officers.

Termination of Employment, Change in Responsibilities and Management Contracts

There are no management contracts at this time.

Compensation Committee

The Company does not have a Compensation Committee. During the financial year ended January 31, 2002 compensation matters were dealt with by the entire board of directors.

Report on Executive Compensation

The Company's executive compensation program is administered by the board of directors and is designed to provide incentives for the enhancement of shareholder value. The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance. The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation. The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

Compensation to Directors

During the financial year ended January 31, 2002, $15,000 was charged by James Watt, President of the Company and $15,000 was charged by Harry Barr, a Director, and $4,376 was paid to Taryn Downing for management services or consulting services rendered to the Company.

During the past financial year, no remuneration payments were made, directly or indirectly by the Company pursuant to any existing plan or arrangement to its directors or senior officers, nor were payments made to such persons for acting in such capacities.

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

Options And Stock Appreciation Rights (Sars)
Grants During The Most Recently Completed Financial Year

Pursuant to regulatory requirements, stock options granted and amended to insiders as defined in the Securities Act (British Columbia) are required to be ratified by the shareholders of the Company. Accordingly, the shareholders of the Company will be asked to approve, ratify and confirm the following options granted to insiders and directors of the Company.

During the year ended January 31, 2002 no options were granted to directors, officers, consultants, and employees. As of May 3, 2002 there were 250,000 outstanding options.

The following Options/SARs were granted to Named Executive Officers, Directors, Non-Executive Insiders and Others in the financial year.ended January 31, 2002.

(a) Options/SARs Grants During The Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Nil						

(b) Options/SARs exercised by directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Exercised	Date Of Grant	Exercise Price	Date Of Expiry
Nil				

(c) Options/SARs cancelled by directors, executive officers, non-executive insiders and others in the financial year.

Optionee	Number Of Shares Cancelled	Date Of Grant	Exercise Price	Date Of Expiry
Nil				

As set forth hereinbelow, management of the Company proposes to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

The Company entered into an office space lease agreement with a private company controlled by an officer and director. The lease is for a period of five years commencing July 1, 2000 with an annual basic rent of $10,000.

ELECTION OF DIRECTORS

The size of the board of directors is currently four.

It is proposed that the below stated nominees will be elected as directors of the Company. The board may appoint additional directors during the year in accordance with applicable legislation, including the replacement of casual vacancies.

Management of the Company proposes to nominate the persons named in the following table for election as directors of the Company. The term of each of the current directors of the Company will expire at the Meeting and each Director elected at the Meeting will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the bylaws of the Company or he becomes disqualified to act as a Director.

Name Municipality & Present Position with Company[1]	Year first Appointed	Present occupation and, if not an elected director, occupation for past five years[2]	Number of shares Owned or controlled[3]
James Watt[4] Port Moody, BC President & Director	1998	Self-employed businessman. President and Director of El Nino Ventures Inc. from 1998- present. President and Director of Clan Resources Ltd. from 1998 to present.	75,000
Harry Barr[4] Vancouver, BC Director	1999	President, CEO and Director of CanAlaska Ventures Ltd. from 1985-present; Chairman of International Freegold Mineral Development Inc. from 1999-present; President of International Freegold Mineral Development Inc. from 1985-1999; President, CEO and Director of Pacific North West Capital Corp. from 1996-present; and Director of Cinemage from 1998-present.	675,299
Werner Grieder[4] Panama Director	2000	Self employed businessman.	401,143
Taryn Downing N. Vancouver, BC Director	2000	Secretary of the Company from May 1999 to present, Secretary of Pacific North West Capital Corp, from April 1998 to present; and Secretary of CanAlaska Ventures Ltd. and International Freegold Mineral Development from September 1995 to present.	Nil

1 The information as to municipality of residence, not being within the knowledge of the Company, has been furnished by the respective directors individually.

2 The information as to principal occupation, not being within the knowledge of the Company, has been furnished by the respective individual.

3 The information as to shares beneficially owned or over which a director exercises control or direction not being within the knowledge of the Company, has been furnished by the respective directors individually.

4 Denotes member of the audit committee.

5 The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

The Company does not have an Executive Committee of its directors. The Company is required to have an audit committee and the current members of that committee are James Watt, Harry Barr, and Werner Greider.

Advance notice of this meeting inviting nomination for directors of the Company as required by Section 135 of the *Company Act*, British Columbia, was published in the Vancouver Province Newspaper on April 18, 2002.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is presenting seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced "ordinary resolution" is herein defined to mean a resolution passed by a majority of not less than one-half (1/2) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company, and "special resolution" is herein defined to mean a resolution passed by a majority of not less than two-thirds (2/3s) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company

Management Report and Financial Statements

The board of directors of the Company has approved all of the information in the Annual Report that accompanies this Information Circular, including the audited financial statements for the year ended January 31, 2002. Shareholders will be requested to approve the report and the financial statements.

Approval of the Granting, Exercise and Amending of Stock Options by the Company

As set forth in the "Notice of Meeting" which is attached to this Information Circular, management of the Company initially proposes to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "Stock Option Approvals"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals by the Company at any time without the further approval of the shareholders of the Company.

Pursuant to the current requirements of the Canadian Ventures Exchange (the "Exchange"), each current Director, Officer and insider of the Company, together with each of their respective affiliates and associates as the case may be, will abstain from and not be entitled to vote upon the proposed ratification by the Company of the foregoing matter by way of ordinary resolution. Each current Director, Officer and insider of the Company, together with each of their respective affiliates and associates as the case may be, will be entitled to vote on all other matters which may properly come before the Meeting, and their respective common shares will be counted for the purposes of establishing a quorum for the Meeting. The Board of Directors of the Company recommends that the shareholders approve the foregoing matter on a disinterested basis.

Approval of Proposed Stock Option Plan for the Company

As also set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek to disinterested shareholder approval (majority of the minority), and again by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Company adopt a proposed stock option plan (the "Stock Option Plan") for the Company (a) to fix the maximum number of common shares for which options may be granted under the Stock Option Plan at a maximum of up to 614,309 common shares of the Company's share capital, (b) to specify that the options issued pursuant to the Stock Option Plan are non-transferable and (c) to specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the Company; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Plan by the Company at any time without the further approval of the shareholders of the Company.

The Company's proposed Stock Option Plan authorizes the Directors of the Company, in their sole and absolute discretion, to grant incentive stock Options to purchase common shares of the Company to any Director, Officer, full-time or part-time dependent contractor employee or full-time consultant of the Company upon whose judgment, initiative and efforts the Company may rely for the successful conduct of its business. The proposed Stock Option Plan does not provide criteria for determining the number of Options an individual shall be awarded, or the term of such Options, but confers broad discretion on the Directors of the Company to make these decisions, subject to the rules and policies of the applicable stock exchange. A copy of the Company's proposed Stock Option Plan will be made available for review by the shareholders of the Company at the Meeting.

Appointment of Auditors

At this meeting, shareholders will be asked to vote for the re-appointment of Smythe Ratcliffe, Chartered Accountants of Vancouver, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors. Smythe Ratcliffe were first appointed auditors for the Company on August 9, 1994.

Approval of the Acts of the Directors of the Company

Shareholders of the Company will be asked to approve the acts of the directors of the Company during the last fiscal year and to the date of this Information Circular as to all particulars as disclosed by this Information Circular, the audited financial statements of the Company, and the President's Report. This approval requested of shareholders will ratify and approve all acts including, without limitation as to the matters disclosed in the aforesaid documents, any matters involving interest of management.

Approval of Proposed Future Financings by the Company

One of the sources of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs the Company might arrange private placement subscriptions or public offerings of shares for securities convertible into shares.

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "Financing"); that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing by the Company at any time without the further approval of the shareholders of the Company.

It is not the current intention of management to issue the entire number of common shares authorized pursuant to the proposed Financing resolution; however, it is the policy of the Exchange that the shareholders of the Company are required to approve a private placement (including common share purchase warrants granted as part of such placement) if the number of common shares to be issued to one placee, or to a group of placees who intend to vote their common shares as a group, is equal to or greater than 20% of the number of the Company's common shares outstanding after giving effect to the issuance of the private placement common shares (including the exercise of any common share purchase warrants attached thereto). In addition, shareholder approval is required if the private placement may result in or is part of a transaction involving a change in the effective control of the Company or the creation of a control block. Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next 12 months. Blanket approval may, and subject to prior Exchange approval, obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements.

Any future private placement will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each future and proposed private placement transaction authorized hereunder will be made with placees who may or may not deal at arm's length with the Company; however, the subscription prices will comply with the policies of the Exchange. The following sets out the policy of the Exchange on pricing of private placements. In a private placement of equity shares, the purchase price shall not be less than the market price for those shares. The Exchange defines "market price" as being, subject to certain exceptions, the closing price of the company's listed shares on the trading day before the day the Exchange receives the news release or notice letter from the company's authorized agent (which must be on the agreement day and which, if a notice letter, must be followed as soon as possible by a news release) and if the securities are subject to a hold period imposed under the Securities Regulation (which securities are required to be legended if the company is an exchange issuer), less the following discounts from the closing price:

Closing Price	Discount
Up to $0.50	25%;
$0.51 to $2.00	20%; and
above $2.00	15%;

and not less than $0.10 per share.

The Exchange defines "agreement day" as the day on which a private placement is agreed to by the listed company and all placees or, in the case of a brokered private placement, the day the listed company agrees to enter into an agency agreement with an agent with respect to the private placement. In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement transactions with placees wherein the placees in each private placement may or may not deal at arm's length to the Company, the Company may be required to seek shareholder approval for private placements negotiated thereafter. In order to approve the ordinary resolution, a majority of the votes cast at the Meeting must be voted in favour thereof.

Approval of Proposed Performance Share Issuance by the Company

The ability to issue any performance shares hereunder, together with any final escrow conditions attached thereto, is subject at all times to requisite regulatory approval.

As shareholders have no doubt observed, the junior resource sector is experiencing some of the most negative commodity and market forces in memory. Although the Company can fairly be said to have fared better than the average junior company, management feels that it is imperative to the future of the Company for it to re-organize both its capital and business. It is extremely difficult to predict when a commodity turn-around may permit junior companies to again be attractive investments but it is management's experience, and the advice of its advisors that the Company's capital structure is very detrimental to permit the Company to progress. Additionally, if the Company is to reposition to attract investment interest it must begin to focus on investment in industry segments which attract the attention of investment managers.

However, one of management's concerns is that, after a re-organization, it may have an insufficient measure of control to see the Company through on its re-organization plans. Additionally, it anticipates needing to be in a position to be able to offer inducements to key persons who may become available to add to management strength. It would also be most efficient if the management escrow can be placed in the hands of a present principal, Harry Barr, both to give him primary direction of the Company's new endeavours which are largely under his direction and so that he can then personally contract key future persons on individual contracts which can be cheaply entered into and cheaply cancelled (i.e. – regulatory approval and cost will be less onerous). Additionally, should the Company ever become a US company, this direction should have a better balance sheet effect than issuance of nominal cost escrow in the future. It is anticipated that such escrow will be offered to Harry Barr and possibly other management personnel. Therefor, all of the escrowed shares shall be initially vested in Harry Barr who may then, with Board consultation, option or allocate escrowed shares to subsequent individuals or organizations important to the Company's development.

Accordingly, management wishes to ask shareholders for their permission to issue up to 7,000,000 escrowed shares, to Harry Barr at a nominal cost (likely in the $0.001 to $0.01 range). The escrow shares would be authorized for a period of up to 10, but no less than 5 years, which may be earned out in accordance with a formula acceptable to the board, but which management would like to suggest would be (full details would be worked out with the board) up to 10% per year with bonus releases of up to 20% upon a significant acquisition and the achieving of a significant milestone such as financing the company, a public listing of the target acquisition or the receipt of cash flow from the acquisition.

Approval of Proposed Affiliated Investments by the Company

El Nino Ventures Inc. asks shareholders vote to permit, if it is management's opinion that it is in the best interests of the Companies, investments in CanAlaska Ventures Ltd. and/or Pacific North West Capital Corp. and/or International Freegold Mineral Development Inc. in such amount as management determines as reasonable so long as the Company maintains sufficient working capital and project capital for ongoing operations. These Companies are affiliated by virtue of having common directors. They also have common shareholders and existing inter-corporate investments.

Approval of Discretion to Complete the Proposed Stock Option Approvals, Stock Option Plan, Financing, Performance Share Issuance and Affiliated Investments by the Company

As finally set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of special resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Directors of the Company, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals, Stock Option Plan, Financing, Performance Share Issuance and Affiliated Investments by the Company at any time without the further approval of the shareholders of the Company.

Other Material Facts

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

DATED this 10th day of May 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"James Watt"

Per: James Watt
President

EL NINO VENTURES INC.
2303 West 41st Avenue
Vancouver, British Columbia, V6M 2A3

PROXY

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF EL NINO VENTURES INC. TO BE HELD ON JUNE 13, 2002

Type of Meeting:	**Annual General Meeting.**
Name of Company:	**El Nino Ventures Inc.** (the "*Company*").
Record Date:	**May 3, 2002.**
Meeting Date and Time:	**June 13, 2002 at 10:00 a.m.**
Meeting Location:	**2303 West 41st Ave, Vancouver, British Columbia, V6M 2A3**

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.

I, the **undersigned shareholder of the Company**, am the registered owner of common shares in the capital of the Company and I hereby appoint **James Watt**, the President, Chief Executive Officer and a Director of the Company, or in the place of the foregoing, **Harry Barr**, a Director of the Company, or in the place of the foregoing ________________________ (*you may fill in the name of another person you wish to act for you; see note 1 at the end of this Proxy and please print the person's name*) as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the Meeting of the shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said Meeting, or any adjournment thereof.

Without limiting the general powers conferred by this Proxy, I direct my Proxy to vote as follows:

1. Approval of the Directors report.

   VOTE FOR: [_____] VOTE AGAINST: [_____]

2. Approval of the Financial Statements of the Company for the year ended January 31, 2002 together with the report of the Auditors.

   VOTE FOR: [_____] WITHHOLD VOTE: [_____]

3. Approval of the Acts of the Directors of the Company

   VOTE FOR: [_____] VOTE AGAINST: [_____]

4. Approval of the Appointment of Auditors for the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

   VOTE FOR: [_____] WITHHOLD VOTE: [_____]

5. Approval of the Election of Directors for the Company.

(a) James Watt

VOTE FOR: [______] WITHHOLD VOTE: [______]

(b) Harry Barr

VOTE FOR: [______] WITHHOLD VOTE: [______]

(c) Werner Grieder

VOTE FOR: [______] WITHHOLD VOTE: [______]

(d) Taryn Downing

VOTE FOR: [______] WITHHOLD VOTE: [______]

6. Approval of the Appointment of additional Directors during the ensuing year.

VOTE FOR: [______] WITHHOLD VOTE: [______]

7. Approval of the Granting, Exercise and Amending of Stock Options by the Company.

VOTE FOR: [______] VOTE AGAINST: [______]

8. Approval of proposed Stock Option Plan for the Company

VOTE FOR: [______] VOTE AGAINST: [______]

9. Approval of proposed Future Financings by the Company.

VOTE FOR: [______] VOTE AGAINST: [______]

10. Approval of proposed Performance Share Issuance by the Company

VOTE FOR: [______] VOTE AGAINST: [______]

11. Approval of proposed Affiliated Investments by the Company.

VOTE FOR: [______] VOTE AGAINST: [______]

12. Approval of Discretion to complete the proposed Stock Option Approvals, Stock Option Plan, Financing, Performance Share Issuance and Affiliated Investments by the Company.

VOTE FOR: [______] VOTE AGAINST: [______]

13. Approval of such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

VOTE FOR: [_____] VOTE AGAINST: [_____]

IF I HAVE NOT SPECIFIED MY PROXY VOTE IN A PARTICULAR WAY, THEN I CONFIRM THAT THIS PROXY FORMS CONFERS DISCRETIONARY AUTHORITY UPON EITHER MY APPOINTEE OR THE NOMINEE OF MANAGEMENT ACTING AS PROXYHOLDER ON EACH RESOLUTION. I AUTHORIZE MY PROXY TO ACT FOR ME AND TO VOTE AS HE OR SHE SEES FIT ON ANY MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING. **The undersigned shareholder hereby revokes any Proxy previously given to attend and vote at this Meeting.**

Date: ______________________________
(Proxies must be dated)

Signature: ______________________________

Name: ______________________________
(Please print)

Address: ______________________________

____

No. of Shares: ______________________________

NOTES TO SHAREHOLDER COMPLETING THIS PROXY FORM:

1. ***If the shareholder wishes to attend the Meeting to vote on the resolutions in person***, please register your attendance with the Company's scrutineers at the Meeting.

   If the shareholder has its securities held by its financial institution and wishes to attend the Meeting to vote on the resolutions in person, please cross off the management appointee, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the Proxy form and return the Proxy form. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy form and the shareholder's vote will be counted at that time.

2. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person***, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, you must cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the Proxy form and return the Proxy form. **Where no choice on a resolution is specified by the shareholder, this Proxy form confers discretionary authority upon the shareholder's appointed proxyholder.**

3. *If the shareholder cannot attend the Meeting but wishes to* vote on the resolutions and to ***appoint one of the management appointees*** named, please leave the wording appointing a nominee as shown, sign and date the Proxy form and return the Proxy form. **Where no choice is specified by a shareholder on a resolution shown on the Proxy form, this Proxy form confers discretionary authority upon the nominee of management acting as proxyholder**.

4. The securities represented by this Proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **With respect to any amendments or variations in any of the resolutions shown on the Proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit**.

5. If the shareholder votes on the resolutions and returns the Proxy form, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To attend the Meeting the shareholder must revoke the Proxy form by sending a new Proxy form with the revised instructions.

6. You or your attorney authorized in writing must date and sign this Proxy.

7. If you are a corporation you must execute this Proxy under seal or by an officer or attorney authorized in writing.

8. This Proxy is valid for one year from its date.

The proxyholder may at his discretion vote upon any amendment or variation of the above matters or any other matters that may properly be brought before the Meeting or any adjournment thereof. The shareholder may revoke this discretion by placing his or her initials in the space provided immediately below:

Voting discretion denied: ____________________.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. IF SOMEONE OTHER THAN THE SHAREHOLDER OF THE COMPANY SIGNS THIS PROXY FORM ON BEHALF OF THE NAMED SHAREHOLDER OF THE COMPANY, DOCUMENTATION ACCEPTABLE TO THE CHAIRMAN OF THE MEETING MUST BE DEPOSITED WITH THIS PROXY FORM, AUTHORIZING THE SIGNING PERSON TO DO SUCH. TO BE REPRESENTED AT THE MEETING, THIS PROXY FORM MUST BE RECEIVED AT THE OFFICES OF COMPUTERSHARE TRUST COMPANY OF CANADA, LOCATED AT 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, BY MAIL OR BY FAX AT (604) 683-3694, NO LATER THAN 48 HOURS PRIOR TO THE TIME OF THE MEETING.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

El Nino Ventures Inc.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

May 29, 2002

Item 3: Press Release

A Press release dated and issued May 29, 2002 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

Announcement of a Private Placement of 1,000,000 units for proceeds of up to $150,000.

Item 5: Full Description of Material Change

See attached News Release dated May 29, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 30, 2002________________
Date

"Taryn Downing"
____
Signature of authorized signatory

__Taryn Downing________________
Print name of signatory

__Corporate Secretary____________
Official capacity